AM 9/6/2005



SEC [barcode] MISSION

05043593

CM 8/30

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40671

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2004 (MM/DD/YY) AND ENDING June 30, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Freedom Investors Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

130 East Capitol Drive
(No. and Street)

Hartland ~~Milwaukee,~~ (City) Wisconsin (State) ~~53209~~ 53029 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Amy Siesennop (262) 369-9180
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
SEP 09 2005
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reilly, Penner & Benton LLP
(Name – *if individual, state last, first, middle name*)

611 North Broadway Street, Suite 300, Milwaukee, WI 53202
(Address) (City) (State) (Zip Code)



SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 30 2005
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 30 2005
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________________, as of ______________________, 20______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____


NOTARY PUBLIC
DIANE
STROSIN
STATE OF WISCONSIN

Signature

Vice Pres

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Richard A. Raymaker
Steven C. Barney
Steven R. Volz
Daniel R. Brophey



REILLY, PENNER & BENTON LLP
Certified Public Accountants & Consultants
www.rpb.biz

Thomas G. Wieland
Michael W. Van Wagenen
David A. Grotkin


SEC MAIL PROCESSING
RECEIVED
AUG 30 2005
WASH. D.C.
198
SECTION

FREEDOM INVESTORS CORP.
Pewaukee, Wisconsin

AUDITED FINANCIAL STATEMENTS

Year Ended June 30, 2005

TABLE OF CONTENTS

	Page
Independent Auditors' Report	1
Balance Sheet	2
Statement of Income	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 - 7
SEC Form X-17A-5	8 - 9
Computation of Net Capital and Aggregate Indebtedness	10
Independent Auditors' Report on Internal Control	11 - 12



Richard A. Raymaker
Steven C. Barney
Steven R. Volz
Daniel R. Brophey

REILLY, PENNER & BENTON LLP
Certified Public Accountants & Consultants
www.rpb.biz

Thomas G. Wieland
Michael W. Van Wagenen
David A. Grotkin


SEC MAIL PROCESSING
RECEIVED
AUG 30 2005
WASH. D.C.
198
SECTION

INDEPENDENT AUDITORS' REPORT

Board of Directors
Freedom Investors Corp.

We have audited the accompanying balance sheet of Freedom Investors Corp. as of June 30, 2005 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Freedom Investors Corp. at June 30, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying computation of net capital and aggregate indebtedness schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reilly, Penner & Benton LLP

August 11, 2005

611 North Broadway, Suite 300 Milwaukee, Wisconsin 53202 414-271-7800 (Fax) 414-271-6005

FREEDOM INVESTORS CORP.
Pewaukee, Wisconsin

Balance Sheet
June 30, 2005

ASSETS

Current Assets:		
Cash and equivalents	$	21,713
Accounts receivable		24,748
Total assets	$	46,461

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:		
Accounts payable:		
Parent company	$	10,400
Other		14,516
Total current liabilities		24,916
Stockholder's Equity:		
Common stock		1,000
Additional paid in capital		92,384
Retained earnings (deficit)		(71,839)
Total stockholder's equity		21,545
Total liabilities and stockholder's equity	$	46,461

The accompanying notes to financial statements are an integral part of these statements.

FREEDOM INVESTORS CORP.
Pewaukee, Wisconsin

Statement of Income
For the Year Ended June 30, 2005

Income:		
Commissions earned	$	667,123
Commission expense		463,760
Gross profit		203,363
Expenses:		
Management fees		192,850
Other operating expenses		10,000
Total expenses		202,850
Income from operations		513
Other Income:		
Interest income		617
Net income	$	1,130

The accompanying notes to financial statements are an integral part of these statements.

FREEDOM INVESTORS CORP.
Pewaukee, Wisconsin

Statement of Changes in Stockholder's Equity
For the Year Ended June 30, 2005

	Common Stock	Additional Paid In Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
Balance, July 1, 2004	$ 1,000	$ 92,384	$ (72,969)	$ 20,415
Net income	---	---	1,130	1,130
Balance, June 30, 2005	$ 1,000	$ 92,384	$ (71,839)	$ 21,545

The accompanying notes to financial statements
are an integral part of these statements.

FREEDOM INVESTORS CORP.
Pewaukee, Wisconsin

Statement of Cash Flows
For the Year Ended June 30, 2005

Cash Flows from Operating Activities:		
Net income	$	1,130
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Changes in assets and liabilities:		
Accounts receivable		30,621
Accounts payable		(30,450)
Net cash from operating activities		1,301
Cash and equivalents, Beginning of year		20,412
Cash and equivalents, End of year	$	21,713

The accompanying notes to financial statements are an integral part of these statements.

FREEDOM INVESTORS CORP.
Pewaukee, Wisconsin

Notes to Financial Statements
June 30, 2005

1. Summary of Significant Accounting Policies

Business Activity

The Company was incorporated in the state of Wisconsin on November 25, 1988. The Company is registered with the Securities and Exchange Commission, the National Association of Securities Dealers, and Securities Investor Protection Corporation. The Company's principal business activity is the sale of securities.

Cash and Equivalents

Cash and equivalents consist of the Company's checking and money market accounts.

Reserves and Custody of Securities

The Company did not hold securities for sale, nor does it hold customer securities at June 30, 2005. Because the Company does not handle customers' securities, Rule 15(c)3-3, in regard to computation for determination of reserve requirements and information relating to the possession or control requirements, does not apply.

Accounts Receivable

Accounts receivable are reported at contract value, less our estimate for uncollectible amounts based on experience relative to the population of accounts receivable.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. Net Capital Requirements

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule, which required the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2005, the Company's net capital and required net capital were $21,545 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was 1.16 to 1.

3. Common Stock

Common stock consists of 2,500 authorized, 1,000 issued and outstanding no par value shares.

4. Filing Requirements

There were no liabilities subordinated to claims of creditors during the year ended June 30, 2005. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

FREEDOM INVESTORS CORP.
Pewaukee, Wisconsin

Notes to Financial Statements
June 30, 2005
(Continued)

5. Related Party Transactions

Substantially all of the Company's administrative expenses are paid by the parent company. The Company paid management fees during the year to its parent company as follows:

Freedom Securities, Inc.	$	192,850

6. Income Taxes

The Company has federal and state net operating loss carryovers of approximately $20,000, which are scheduled to expire in various years through 2019.

Due to the uncertainty of the realization of future tax benefit, the Company has not recorded a deferred tax asset for the value of the net operating losses.

7. Concentrations

A substantial amount of the Company's commission income is earned from annuities sold through one independent investment representative.

8. Commitments

The Company has been named as a respondent in a claim filed with the NASD alleging a number of issues. The claimant is seeking an award in excess of $100,000 plus costs. Management intends to vigorously defend itself through the NASD Dispute Resolution process. No amounts have been recorded on the financial statements as a provision for loss as the ultimate outcome is uncertain at this time.

In addition, the Securities and Exchange Commission recently completed an examination of the books and records of the Company. The examination resulted in several compliance issues, none of which is expected to have a material effect on the financial statements.

FREEDOM INVESTORS CORP.
Pewaukee, Wisconsin

Computation of Net Capital and Aggregate Indebtedness
For the Year Ended June 30, 2005

Net Capital Computation:	
Stockholder's equity at year end	$ 21,545
Computation of Basic Net Capital Requirement:	
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 1,662
Minimum dollar net capital requirement	$ 5,000
Net capital requirement	$ 5,000
Computation of Aggregate Indebtedness:	
Total liabilities	$ 24,916
Aggregate indebtedness	$ 24,916
Percentage of Aggregate Indebtedness to Net Capital	116 %
Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of June 30):	
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$ 21,124
Net effect on audit adjustments	421
Net capital per audit	$ 21,545

See Independent Auditors' Report.

Richard A. Raymaker
Steven C. Barney
Steven R. Volz
Daniel R. Brophey



REILLY, PENNER & BENTON LLP
Certified Public Accountants & Consultants
www.rpb.biz

Thomas G. Wieland
Michael W. Van Wagenen
David A. Grotkin

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors,
Freedom Investors Corp.

In planning and performing our audit of the financial statements of Freedom Investors Corp. for the year ended June 30, 2005, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Freedom Investors Corp. that we considered relevant to the objectives stated in Rule 17a-5(g)(1), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(11). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Sec. 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

611 North Broadway, Suite 300 Milwaukee, Wisconsin 53202 414-271-7800 (Fax) 414-271-6005

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving internal control, including control activities for safeguarding securities, that we consider to be a material weakness as defined above.

Separation of Duties

The Company operates its accounting and reporting function with principally one individual, which precludes a proper segregation of duties. This condition is not, however, unusual in entities the size of Freedom Investors Corp. It is important for management to be aware of this condition, and to realize that the concentration of duties and responsibilities in one individual is not desirable from a control point of view. Under these conditions, the most effective controls rest in management's knowledge and monitoring of matters relating to the Company's financial affairs.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2005, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purposes.

Reilly, Penner & Benton LLP

August 11, 2005